11016049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-67821

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Pyramis Distributors Corporation LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Salem Street
(No. and Street)

Smithfield	RI	02917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES CLAY LUBY, 900 SALEM STREET, MAILZONE OT3N4, SMITHFIELD, RI, 02917 (401) 292-4765
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James Clay Luby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pyramis Distributors Corporation LLC as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

J. Clay Luby 2/23/2011

Signature Date

Financial and Operations Principal

Title

KATHLEEN M. DOHERTY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 23, 2012

Kathleen M. Doherty

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Member's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

** A report containing a Statement of Financial Condition has been included; accordingly it is requested that this report be given confidential treatment.

pwc

Report of Independent Accountants

To the Member of
Pyramis Distributors Corporation LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holding Corp.):

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Pyramis Distributors Corporation LLC for the year ended December 31, 2010, which were agreed to Pyramis Distributors Corporation LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Pyramis Distributors Corporation LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for Pyramis Distributors Corporation LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment of the annual SIPC fee of $1,925 was made on February 3, 2011 by Pyramis Global Advisors Holding Corp. on behalf of Pyramis Distributors Corporation. The payment was made in two separate wires, one of $252 and one of $1,860, and covered interest of $174 due to SIPC for late payment of the SIPC 6 form and an overpayment of $13. These payments were agreed to bank transaction detail for Pyramis Global Advisors Holding Corp. Other than overpayment, mentioned above, to be applied to next year's SIPC fee, noted no differences.
2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December to the Total revenue amount of $769,862 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences noted
3. Noted no adjustments reported on the Form SIPC-7
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $769,862 and $1,925, respectively of the Form SIPC-7. No differences noted.
5. Noted no overpayment applied to the current assessment with the SIPC 7.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Pyramis Distributors Corporation LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010

Table of Contents

pwc

Report of Independent Auditors

To the Member of
Pyramis Distributors Corporation LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pyramis Distributors Corporation LLC (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS	
Investments	$ 1,847,701
Receivable from affiliated companies	259,532
Prepaid assets	253,351
Total Assets	$ 2,360,584
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to affiliated companies	$ 338,809
Accounts payable and accrued expenses	68,234
Total Liabilities	407,043
MEMBER'S EQUITY	$ 1,953,541
Total Liabilities and Member's Equity	$ 2,360,584

The accompanying notes are an integral part
of the financial statement.

PYRAMIS DISTRIBUTORS CORPORATION LLC
(A Wholly-Owned Subsidiary of Pyramis Global Advisors Holdings Corp.)
NOTES TO STATEMENT OF FINANCIAL CONDITION

A. Principle Business Activities

Pyramis Distributors Corporation LLC (the "Company"), formed on June 15, 2007, is a wholly-owned subsidiary of Pyramis Global Advisors Holdings Corp. (the "Parent"), a wholly-owned subsidiary of FMR LLC, (the "Ultimate Parent"). The Company conducts private placements to institutional and high net worth clients and certain other products managed by affiliates. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company generates the majority of its revenue by providing placement services to affiliates.

B. Summary of Significant Accounting Policies:

Basis of Preparation and Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2010, as well as the reported amounts of revenues and expenses during the year then ended. Actual results could differ from the estimates included in the financial statements.

Cash

For the purposes of reporting amounts in the statement of cash flows, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days.

Investments

Investments consist of shares held in money market funds. Investments are measured at fair value at each reporting period.

Income Taxes

The Company, as a single member LLC, is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of the Ultimate Parent. Income tax expense (benefit) is calculated as if the Company was filing on its own behalf using the separate return method. The Ultimate Parent files tax returns on a unitary/combined or separate company basis and the Company's charge (benefit) reflects only certain state tax obligations.

Fair Value Measurement

The Company accounts for its financial instruments at fair value. Assets, including investments in money market funds are carried at amounts which approximate fair value.

B. Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

Fair Value Measurements

In January 2010, the FASB amended its standard on fair value measurements and disclosures to add new requirements for disclosures about significant transfers into and out of Levels 1 and 2 and gross presentation of activity within the Level 3 rollforward with separate disclosures about purchases, sales, issuances, and settlements. The amended standard also clarifies existing fair value disclosures about the level of disaggregation as well as inputs and valuation techniques used to measure fair value. The Company adopted this amendment standard effective January 1, 2010, except for the gross presentation of the Level 3 rollforward, which will be effective beginning January 1, 2011. Adoption of this amended standard did not have a material impact on the financial statements.

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for similar assets and liabilities in an active market;

- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

C. Investments

Investments consisted exclusively of a Fidelity money market fund. There was no unrealized appreciation/depreciation on the investments.

D. Transactions with Affiliated Companies

The Company engages in arrangements with the Ultimate Parent and affiliated companies to procure substantially all of its operational and support services. All intercompany transactions are settled during the normal course of business through intercompany accounts with the Ultimate Parent and affiliates. These may not be on the same terms which would otherwise exist or result from arrangements and transactions among unaffiliated third parties. The Company will receive credit for the collection of its receivables and will be charged for the settlement of its liabilities through this intercompany account.

D. Transactions with Affiliated Companies, continued

As of December 31, 2010, all of the Company's $1,847,701 of investments consisted exclusively of a Fidelity money market fund.

At December 31, 2010, the Receivable from affiliated companies includes amounts due from the Parent of $259,532. At December 31, 2010, the Payable to affiliated companies includes amounts due to PGA LLC and the Ultimate Parent of $206,684 and $132,125, respectively.

E. Income Taxes

The Company only files income tax returns as part of the Parent's U.S. federal and state income tax return filings. The Ultimate Parent's returns that include the Company's activity are open for examination since the Company was formed. The Company did not have any unrecognized tax benefit as of December 31, 2010.

F. Disclosures About Fair Value of Financial Instruments

The fair value of money market funds was determined using quoted market prices or published net asset values. Investments in money market funds are categorized as Level 1 within the fair value hierarchy. During the year, there were no significant transfers in or out of Level 1 or 2.

G. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the basic method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2010, the Company had net capital of $1,403,704 of which $1,376,568 was in excess of its required net capital of $27,136.

As a member of FINRA, the Company must prepare and maintain quarterly net capital computations. The Company must not permit its aggregate indebtedness to exceed 1500 percent of net capital. At December 31, 2010, the percentage of aggregate indebtedness to net capital was 29%.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of the SEC's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to subsection (k)(2)(i).

H. Subsequent Events

The Company evaluated events occurring through February 23, 2011 and did not identify any events that would require adjustments or disclosure in its financial statements.

MIX
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